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SEC MAIL
RECEIVED
PROCESSING
NOV 2 1 2005
192
WASH., D.C.
SECTION



SECURITI 05044528 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LaraDorbecker Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 Woodloch Forest Drive, Suite 220
(No. and Street)

The Woodlands	Texas	77380
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH 12/30/05 BB

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Juan Carlos Lara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaraDorbecker Securities Corporation, as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public


NOTARY PUBLIC
STATE OF TEXAS
ROLAND SALAZAR, JR.
Notary Public, State of Texas
My Comm. Expires 02-07-2009

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LARADORBECKER SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
SEPTEMBER 30, 2005

LARADORBECKER SECURITIES CORPORATION

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
LaraDorbecker Securities Corporation

We have audited the accompanying statement of financial condition of LaraDorbecker Securities Corporation as of September 30, 2005 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaraDorbecker Securities Corporation as of September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
November 7, 2005

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

LARADORBECKER SECURITIES CORPORATION
Statement of Financial Condition
September 30, 2005

ASSETS

Cash	$ 21,983
Receivable from broker-dealers and clearing organizations	309,075
Securities owned, at market value	139,116
Property and equipment, net of accumulated depreciation of $9,025	3,026
Other assets	2,747
Receivable from Parent – income taxes	8,000
	$ 483,947

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 5,487
Commission payable	5,936
	11,423
Stockholder's equity	
Common stock - $.01 par value, 10,000 shares authorized, 10,000 shares issued and outstanding	100
Additional paid-in capital	427,582
Retained earnings	44,842
Total stockholder's equity	472,524
	$ 483,947

The accompanying notes are an integral part of these financial statements.

LARADORBECKER SECURITIES CORPORATION
Statement of Income
For the Year Ended September 30, 2005

Revenues	
Commissions income	$ 630,172
Trading income	10,508
Revenues from the sale of investment company shares	31,614
Interest income	24,989
Other income	63,060
	760,343
Expenses	
Compensation and benefits	414,049
Commissions and clearance paid to other brokers	37,530
Interest expense	154
Occupancy and equipment costs	104,020
Regulatory expense	8,354
Communications expense	23,457
Promotional costs	17,430
Other expenses	207,450
	812,444
Loss before income taxes	(52,101)
Federal income tax benefit	8,000
Net income (loss)	$ (44,101)

The accompanying notes are an integral part of these financial statements.

LARADORBECKER SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2005

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at September 30, 2004	10,000	$ 100	$ 427,582	$ 88,943	$ 516,625
Net income (loss)				(44,101)	(44,101)
Balances at September 30, 2005	10,000	$ 100	$ 427,582	$ 44,842	$ 472,524

The accompanying notes are an integral part of these financial statements.

LARADORBECKER SECURITIES CORPORATION
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended September 30, 2005

Balance, at September 30, 2004	$	-0-
Increases		-0-
Decreases		-0-
Balance, at September 30, 2005	$	-0-

The accompanying notes are an integral part of these financial statements.

LARADORBECKER SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended September 30, 2005

Cash flows from operating activities	
Net income (loss)	$ (44,101)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	1,210
Change in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(15,579)
Decrease in securities owned	100,625
Increase in receivable from Parent – income taxes	(8,000)
Decrease in accounts payable	(3,648)
Decrease in commission payable	(13,315)
Decrease in state income tax payable	(1,915)
Net cash provided (used) by operating activities	15,277
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase in cash	15,277
Cash at beginning of year	6,706
Cash at end of year	$ 21,983

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ 154
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

LaraDorbecker Securities Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was formed June 28, 2000 and became effective with the SEC on January 11, 2001 and operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Delaware Corporation and is a wholly-owned subsidiary of LaraDorbecker Holding Corporation (the "Parent"). Substantially all of the Company's business is conducted with customers located in the state of Texas and Mexico.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Securities readily marketable are carried at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets. Depreciation expense for the year ended September 30, 2005 was $1,210 and is included in occupancy and equipment costs.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2005 the Company had net capital of approximately $442,709 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .03 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. The Company recorded a receivable from the Parent of $8,000 for federal income tax receivable at September 30, 2005.

Note 5 - Related Party Transactions

The Company paid the Parent approximately $140,341 during the year ended September 30, 2005 for reimbursement of expenses. This is included in other expenses.

Note 6 - Lease Commitments

The Company leases office space under a 36 month non-cancelable lease. Minimum lease payments under the lease at September 30, 2005 are as follows:

September 30,	
2006	$ 32,964
2007	20,603
	$ 53,567

Note 6 - Lease Commitments, continued

Rental expense for the year ended September 30, 2005 was $33,612 and is reflected in occupancy and equipment costs.

Note 7 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At September 30, 2005, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2005

Schedule I

LARADORBECKER SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2005

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 472,524
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		472,524
Deductions and/or charges		
Non-allowable assets:		
Property and equipment, net	$ 3,026	
Other assets	2,747	
Receivable from Parent – income taxes	8,000	(13,773)
Net capital before haircuts on securities positions		458,751
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Other securities		(16,042)
Net capital		$ 442,709

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable	$ 5,487
Commission payable	5,936
Total aggregate indebtedness	$ 11,423

Schedule I (continued)

LARADORBECKER SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 762
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 342,709
Excess net capital at 1000%	$ 441,567
Ratio: Aggregate indebtedness to net capital	.03 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital as reported in Company's (unaudited) Focus report	$ 447,889
Increase (decrease) due to adjustments for:	
Accounts payable	(1,381)
Additional haircuts	(3,799)
Net capital per audited report	$ 442,709

Schedule II

LARADORBECKER SECURITIES CORPORATION
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2005

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended
September 30, 2005



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
LaraDorbecker Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of LaraDorbecker Securities Corporation (the "Company"), for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
November 7, 2005